UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-38691

AURORA CANNABIS INC.

(Translation of registrant’s name into English)

500-10355 Jasper Avenue,

Edmonton, Alberta,

Canada T5J 1Y6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Exhibit 99.1 to this Form 6-K is hereby filed and incorporated by reference in the registrant’s Registration Statement on Form F-10 (File No. 333-254096).

SUBMITTED HEREWITH

Exhibit Number	Description of Exhibit

99.1	Warrant Indenture, dated June 1, 2022, by and between Aurora Cannabis Inc. and Computershare Trust Company of Canada

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AURORA CANNABIS INC.

/s/ Glen Ibbott
Glen Ibbott
Chief Financial Officer

Dated: June 1, 2022